Exhibit 99.62

NEWS RELEASE TSX – HBM 2009 – NO. 9

HUDBAY MINERALS ANNOUNCES THAT UNIONS RATIFY COLLECTIVE AGREEMENTS

Toronto, Ontario, February 3, 2009 – HudBay Minerals Inc. (TSX: HBM) (“HudBay Minerals”) announces that all the unions at the Flin Flon and Snow Lake, Manitoba operations of its wholly-owned subsidiary, Hudson Bay Mining and Smelting Co., Limited, have voted to ratify new three year collective agreements effective January 1, 2009.

“We are pleased to have successfully completed collective agreements with our unions for the next three years,” said Allen J. Palmiere, HudBay Minerals’ chief executive officer. “We look forward to working with our unions to meet the challenges that we face in sustaining our operations in the current market while positioning ourselves for future growth as we capitalize on the exciting potential of our assets, like the Lalor deposit, in the Flin Flon Greenstone Belt.”

ABOUT HUDBAY MINERALS INC.

HudBay Minerals is a leading base metals mining company with assets in North and Central America. The company is focused on growing its business through operational optimization, strategic investing, mine development and exploration. An integrated mining company, HudBay Minerals operates zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan, and owns the Fenix nickel project in Guatemala. In addition to its primary products, the company also produces gold, silver and zinc oxide. HudBay Minerals is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, information concerning the agreement with the unions and matters relating thereto, and information concerning HudBay’s mineral resource estimates and potential plans for Lalor, as well as HudBay’s exploration and development plans and its strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information (including the actions of other parties who have agreed to do certain things). Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results or events to vary materially from results or events anticipated by such forward-looking information include court and/or other regulatory approval, action by an intervening party or parties, future agreements reached with third parties, changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for HudBay available at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416) 362-0615

Email: annemarie.brissenden@hudbayminerals.com

Website: www.hudbayminerals.com

HudBay Minerals Inc.	Suite 2501 – 1 Adelaide Street East Toronto, Ontario M5C 2V9 Tel: 416-362-0615 www.hudbayminerals.com